Exhibit 99.61

Form 62-103F1

REQUIRED DISCLOSURE UNDER THE EARLY WARNING REQUIREMENTS

Item 1 — Security and Reporting Issuer

1.1            State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

Common shares (“Common Shares”) of Maverix Metals Inc. (“Maverix”) and warrants to purchase Common Shares (the “Warrants”).

Maverix’s head office is located at:

510 Burrard Street, Suite 575

Vancouver, British Columbia

V6C3A8

1.2            State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable.

Item 2 — Identity of the Acquiror

2.1            State the name and address of the acquiror.

Newmont Mining Corporation (“Newmont”)

6363 South Fiddler’s Green Circle, Suite 800

Greenwood Village, CO, 80111

2.2            State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On May 29, 2018, Newmont entered into a purchase and sale agreement (the “Purchase Agreement”) with Maverix with respect to the sale by Newmont of its royalty portfolio to Maverix (the “Transaction”) — an emerging precious metals royalty and streaming company. In connection with the Transaction, Newmont will receive 60 million Common Shares; $17 million in cash; and Warrants for an additional 10 million Common Shares (the “Warrants”). Closing of the Transaction is expected to occur in the second quarter of 2018.

2.3            State the names of any joint actors.

At Newmont’s direction, the Common Shares and Warrants will be registered in the name of Newmont Canada Corporation, Newmont’s indirect wholly-owned subsidiary. Newmont and Newmont Canada Corporation may be considered joint actors with respect to Maverix.

Item 3 — Interest in Securities of the Reporting Issuer

3.1            State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror’s securityholding percentage in the class of securities.

See Item 2.2 above.

Newmont does not currently own any Common Shares. Following completion of the Transaction, Newmont will beneficially own 60 million Common Shares and Warrants for an additional 10 million Common Shares which, based on the number of outstanding Common Shares as at the date of the Purchase Agreement, will represent approximately 28% of the issued and outstanding Common Shares on a non-diluted basis, and 31% of the issued and outstanding Common Shares on a partially-diluted basis (accounting for the exercise of the Warrants).

3.2            State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

See Item 2.2 above.

3.3            If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4            State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

See Item 3.1 above.

3.5            State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item

3.4 over which

(a)                     the acquiror, either alone or together with any joint actors, has ownership and control,

See Item 3.1 above.

(b)                     the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)                      the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

See Item 3.1 above. The Common Shares and Warrants will be registered in the name of Newmont Canada Corporation, Newmont’s indirect wholly-owned subsidiary.

3.6            If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7            If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8            If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 — Consideration Paid

4.1            State the value, in Canadian dollars, of any consideration paid or received per security and in total.

See Item 2.2 above.

4.2            In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See Items 2.2.

4.3            If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5 — Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)                       the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b)                       a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c)                        a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)                       a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)                        a material change in the present capitalization or dividend policy of the reporting issuer;

(f)                         a material change in the reporting issuer’s business or corporate structure;

(g)                       a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)                       a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)                          the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)                          a solicitation of proxies from securityholders;

(k)                       an action similar to any of those enumerated above.

The Common Shares and Warrants will be acquired for investment purposes. Newmont will evaluate its investment in Maverix from time to time and may, based on such evaluation, market conditions and other circumstances, increase or decrease shareholdings as circumstances require through market transactions, private agreements, or otherwise, subject to and in accordance with the terms of the Shareholder Agreement described below. Newmont currently has no future intentions relating to the matters listed in clauses (a) to (k) above.

Item 6 — Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

In connection with the completion of the Transaction, the Purchase Agreement provides that Newmont and Maverix will enter into a shareholder agreement (the “Shareholder Agreement”) at closing. The Shareholder Agreement will provide that, for so long as Newmont and its affiliates owns at least 10% of the outstanding Common Shares on a non-diluted basis, (i) Newmont will be entitled to nominate one director for election or appointment to Maverix’s board of directors (the “Board”) from time to time, and (ii) Newmont will have a pre-emptive right to maintain its pro rata shareholding of Maverix in connection with any equity financing by Maverix. In addition, for so long as Newmont beneficially owns at least 10% of the outstanding Common Shares on a non-diluted basis, Newmont will have the right, once per calendar year during the month of June, to subscribe for up to such number of additional Common Shares as will enable Newmont to maintain its pro rata shareholding of Maverix in light of any issuance by Maverix of equity securities during the previous twelve months other than in an equity financing.

For so long as Newmont beneficially owns at least 10% of the outstanding Common Shares on a non-diluted basis, proposed dispositions by Newmont of 5% or more in aggregate of the outstanding Common Shares are subject to the right of Maverix to designate the purchaser(s) thereof within certain time periods, failing which Nemwont will be entitled to sell such Common Shares to other purchasers subject to certain conditions, and

Newmont will have registration rights in certain circumstances which will allow it to cause Maverix to qualify certain of its Common Shares held by Newmont and its affiliates for distribution by filing a prospectus in Canada.

Provided that Maverix endorses and recommends Newmont’s nominee for election to the Board at every meeting of Maverix’s shareholders at which the election of directors is considered, Newmont must: (i) vote its Common Shares in favour of the election of Maverix’s proposed nominees for election to the Board at every such meeting; (ii) not effect, conduct or participate in any solicitation of proxies with respect to any securities of Maverix against Maverix’s proposed nominees for election to the Board; and (iii) vote its Common Shares in the manner recommended by the Board with respect to other matters in the ordinary course brought to a vote of shareholders of Maverix.

The Shareholder Agreement will generally remain in force until Newmont no longer holds at least 10% of the outstanding Common Shares on a non-diluted basis.

Item 7 — Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 — Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Legal Cautionary Statement:

This report contains “forward-looking statements” within the meaning of applicable securities laws that are intended to be covered by the safe harbors created by Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and other securities legislation, including statements that use forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “potential” or other variations thereof or comparable terminology. Such forward-looking statements may include, without limitation, statements regarding the anticipated closing of the Transaction and the receipt by Newmont of the consideration in connection therewith, and are based on current expectations that involve a number of risks and uncertainties. Forward-looking statements are subject to other factors that could cause actual results to differ materially from expected results. Investors should not place undue reliance on forward-looking statements. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, the failure to receive regulatory approval for and the inability to close the Transaction. For a discussion of such risks relating to Newmont’s business and other factors, see the Company’s Form 10-K, filed on or about February 22, 2018, with the Securities and Exchange Commission under the headings “Risk Factors” and “Forward-Looking

Statements.” Newmont does not undertake any obligation to release publicly revisions to any forward-looking statement to reflect events or circumstances after the date of this report, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued forward-looking statement constitutes a reaffirmation of that statement. Continued reliance on forward-looking statements is at investors’ own risk.

Item 9 — Certification

I, as the acquiror, certify, or I, as the agent filing this report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

Date: May 31, 2018

“Logan Hennessey”
Logan Hennessey
Vice President, Associate General Counsel & Corporate Secretary